Wessex House, 5th Floor 45 Reid Street Hamilton HM 12 Bermuda 441-278-9250 441-278-9255 fax

August 11, 2011

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Washington, D.C.  20549

Re:          Arch Capital Group Ltd.

Form 10-K for the Year Ended December 31, 2010

Filed February 28, 2011

File No. 001-16209

Dear Mr. Rosenberg:

As discussed by telephone on August 2, 2011 with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), we are responding to an additional comment raised by the Staff relating to the annual report on Form 10-K of Arch Capital Group Ltd. (the “Company”) for the year ended December 31, 2010. For your convenience, we have reproduced the additional comment (in bold) immediately before the Company’s response.

In addition, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ John C.R. Hele

John C.R. Hele
Executive Vice President, Chief
Financial Officer and Treasurer

With respect to your Comments 2 and 3, please provide us with your proposed disclosure for your Management’s Discussion and Analysis of Financial Condition and Results of Operations to be included in future periodic filings explaining the underlying reasons for the disproportionate pre-tax income of your foreign operations in relation to your foreign premiums. We note your foreign operations accounted for a significant percentage of your net premiums written by underwriting location.

The Company intends to revise the disclosures in its future periodic filings to incorporate the additional information requested in the section entitled “Liquidity and Capital Resources” included in the Management’s Discussion and Analysis of Financial Condition and Results of Operations. For illustrative purposes, the Company has adjusted its 2011 second quarter Form 10-Q disclosure as follows (additional disclosures are underlined and deletions are bracketed):

Our non-U.S. operations account for a significant percentage of our net premiums written. In the current market environment, the business written in our non-U.S. operations has been more profitable than the business written in our U.S. operations, which has significantly increased the non-U.S. group’s contribution to our overall pre-tax income. Additionally, a significant component of our pre-tax income is generated through our investment performance, especially in this competitive insurance and reinsurance market. We hold a substantial amount of our investable assets in our non-U.S. operations and, accordingly, a large portion of the Company’s investment income is produced in our non-U.S. operations. In addition, ACGL, through its subsidiaries, provides financial support to certain of its insurance subsidiaries and affiliates, through certain reinsurance arrangements beneficial to the ratings of such subsidiaries. Our U.S.-based insurance and reinsurance groups enter into separate reinsurance arrangements with Arch Re Bermuda covering individual lines of business. As of June 30, 2011, for the 2011 underwriting year, the U.S. groups cede business to Arch Re Bermuda at net cession rates (i.e., net of third party reinsurance) ranging up to 50%.

Except as described in the above [in this] paragraph, or where express reinsurance, guarantee or other financial support contractual arrangements are in place, each of ACGL’s subsidiaries or affiliates is solely responsible for its own liabilities and commitments (and no other ACGL subsidiary or affiliate is so responsible). Any reinsurance arrangements, guarantees or other financial support contractual arrangements that are in place are solely for the benefit of the ACGL subsidiary or affiliate involved and third parties (creditors or insureds of such entity) are not express beneficiaries of such arrangements.